UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT TO FORM N-8A

NOTIFICATION OF AMENDMENT TO REGISTRATION

FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company (formerly known as Cohen & Steers Global Preferred and Income Fund, Inc.) hereby notifies the Securities and Exchange Commission that it is amending its notification of registration under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such amendment to its notification of registration submits the following information:

Cohen & Steers Global Limited Duration Preferred and

Income Fund, Inc.

Address of Principal Business Office (No. & Street, City, State, Zip Code):

280 Park Avenue, 10th floor

New York, NY 10017

Telephone Number (including area code):

(212) 832-3232

Name and address of agent for service of process:

Tina M. Payne

c/o Cohen & Steers Capital Management, Inc.

280 Park Avenue, 10th floor

New York, NY 10017

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

X YES	NO

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this amended Notification of Registration to be duly signed on its behalf in the City of New York and State of New York on the 29th day of July, 2013.

Cohen & Steers Global Limited Duration Preferred and Income Fund, Inc.

By:	/s/ Adam M. Derechin
Adam M. Derechin, President

Attest:	/s/ Francis C. Poli
Francis C. Poli, Secretary